June 13, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Lynn Dicker
      Reviewing Accountant
      Mail Stop 6010

                  Re:   SEC Comment Letter dated June 2, 2008
                        Valpey-Fisher Corporation
                        Form 10-K for the fiscal year ended December 31, 2007 Filed March 31, 2008
                        File No. 1-04184

Dear Ms. Dicker:

This letter provides the response of Valpey-Fisher Corporation ("Company") to your above referenced comment letter. For your convenience, we have included your comment.

1. Consolidated Statements of Cash Flows, page 25
   ----------------------------------------------

      Comment
      -------

          We note your presentation of stock option income tax benefit as a cash flow from operating activities. Please revise future filings and tell us how you have considered the guidance in paragraph 19(e) and 23(e) of SFAS 95 in your statement of cash flows presentation.

      Response.
      ---------

          Our future filings will be revised to follow the guidance in paragraph 19(e) and 23(e) of SFAS 95. We will readdress this guidance. Our interpretation of paragraph 19(e) was that the tax benefit of stock option expense not charged to cost of goods sold should be classified as a cash inflow from financing activities. The stock option expense was equally expensed to cost of goods sold and selling expense. Based on the amounts involved, we reflected the total tax benefit in the operating activities section of the cash flow statement.

2. Notes to Consolidated Financial Statements, page 27
   ---------------------------------------------------

           Note (11) Industry Segment, page 40

      Comment
      -------

          Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.

      Response.
      ---------

          Our future filings will be revised to disclose the basis for attributing revenues from external customers to individual countries to meet the requirements of paragraph 38(a) of SFAS 131.


Item 9A(T). Controls and Procedures, page 43
--------------------------------------------

      Comment
      -------

     3. We note your statement that "Management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

      Response.
      ---------

          Our future filings will be revised to follow the guidance provided under "Conclusions Regarding Effectiveness of Disclosure Controls and Procedures" of Section II.F.4 of Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic reports, SEC Release No. 33-8238.

      Comment
      -------

     4. Further to the above, the language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language appears after the words "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

      Response.
      ---------

          In future filings, assuming it is the conclusion of the President and Chief Executive Officer and Chief Financial Officer, the language that appears after the word "effective" will be removed.


In response to your request, the Company acknowledges that:

          |X| the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          |X| Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

          |X| the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact me at (508) 435-6831 extension 600.

Very truly yours,

Valpey-Fisher Corporation

/s/ Michael J. Kroll
Michael J. Kroll
Vice President, Treasurer and Chief Financial Officer